As filed with the Securities and Exchange Commission on January 21, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

New Mountain Finance Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Convertible Notes due 2025
(Title of Class of Securities)

647551 AE0
(CUSIP Number of Class of Securities)

John R. Kline
New Mountain Finance Corporation
1633 Broadway, 48th Floor
New York, New York 10019
(212) 720-0300
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven B. Boehm
Payam Siadatpour
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Tender Offer Statement on Schedule TO is filed by New Mountain Finance Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company (the “Tender Offer”) to purchase, upon the terms and subject to the conditions set forth in the attached Offer to Purchase, dated January 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), up to $260,000,000 aggregate principal amount of outstanding 7.50% Convertible Notes due 2025 (the “Notes”), for cash in an amount equal to $1,010 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest on such Notes).

Copies of the Cover Letter to the Offer to Purchase and the Offer to Purchase are filed with this Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 5:00 P.M., New York City time, on February 19, 2025, or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.

The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)Name and Address. The name of the subject company is New Mountain Finance Corporation, a Delaware corporation. The Company’s principal executive offices are located at 1633 Broadway, 48th Floor, New York, New York 10019. The telephone number of its principal office is (212) 730-0300.

(b)Securities. The securities that are the subject of the Tender Offer are the Company’s outstanding Notes. As of January 21, 2025, there were $260,000,000 aggregate principal amount of Notes outstanding. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(c)Trading Market and Price. The information set forth in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)Name and Address. The name of the filing person is New Mountain Finance Corporation, a Delaware corporation. The Company’s principal executive offices are located at 1633 Broadway, 48th Floor, New York, New York 10019. The telephone number of its principal office is (212) 730-0300. The filing person is the subject person.

The following persons are directors and executive officers of New Mountain Finance Corporation.

Name	Position
John R. Kline	Director, Chief Executive Officer, President
Steven B. Klinsky	Director, Chairman of the Board
Alfred F. Hurley, Jr.	Director
Barbara Daniel	Director
David Ogens	Director
Adam B. Weinstein	Director, Executive Vice President, Chief Administrative Officer
Daniel B. Hébert	Director
Rome G. Arnold III	Director
Robert A. Hamwee	Director, Vice Chairman of the Board
Kris Corbett	Chief Financial Officer, Treasurer
Joseph W. Hartswell	Chief Compliance Officer
Laura Holson	Chief Operating Officer

The business address and telephone number for all of the above directors and executive officers are c/o New Mountain Finance Corporation, a Delaware corporation. The Company’s principal executive offices are located at 1633 Broadway, 48th Floor, New York, New York 10019 and (212) 730-0300.

Item 4. Terms of the Transaction.

(a)Material Terms. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)Purchases. To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)Agreements Involving the Subject Company’s Securities. Information regarding agreements involving the Notes is incorporated herein by reference from the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Tender Offer (whether or not legally enforceable), between the Company, any of its executive officers or directors, any person controlling the Company or any executive officer or director of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)Purposes. The information set forth in the Offer to Purchase under the heading “The Tender Offer-Purpose of the Tender Offer” is incorporated herein by reference.

(b)Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “The Tender Offer-Payment for Notes” is incorporated herein by reference.

(c)Plans. At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions although the Company currently has no material plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the Offer to Purchase including under the headings “Certain Considerations-Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Tender Offer-Conditions to the Tender Offer,” “Certain Considerations-Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).

Item 8. Interest in Securities of the Subject Company.

(a)Securities Ownership. To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b)Securities Transactions. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)Solicitations or Recommendations. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Information and Tender Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a)Financial Statements. Not applicable.

(b)Pro Forma. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information under the heading “Where You Can Find More Information” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information under the heading “Where You Can Find More Information” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(B) and (a)(1)(C), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Cover Letter to Offer to Purchase.
(a)(1)(ii)	Offer to Purchase, dated January 21, 2025.
(a)(1)(iii)	Notice of Withdrawal.
(a)(1)(iv)	Acceptance Letter.
(a)(2)-(4)	Not applicable.
(b)(1)	Second Amended and Restated Senior Secured Revolving Credit Agreement, by and among New Mountain Finance Corporation, as borrower Sumitomo Mitsui Banking Corporation, as administrative agent, sole lead arranger, and sole book runner, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on October 30, 2024).
(b)(2)	Third Amended and Restated Loan and Security Agreement, dated as of October 24, 2017, by and among New Mountain Finance Corporation, as the collateral manager, New Mountain Finance Holdings, L.L.C., as the borrower, Wells Fargo Bank, National Association, as the administrative agent, the lenders party thereto and Wells Fargo Bank, National Association, as the collateral custodian (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 31, 2017).
(b)(3)	Amendment No. 11 to the Loan and Security Agreement, dated as of July 29, 2024, by and among New Mountain Finance Corporation, as the collateral manager, New Mountain Finance Holdings, L.L.C., as the borrower, Wells Fargo Bank, National Association, as the administrative agent, the lenders party thereto and Wells Fargo Bank, National Association, as the collateral custodian (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on July 31, 2024).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

New Mountain Finance Corporation

By:	/s/ John R. Kline .
Name: John R. Kline
Title: Chief Executive Officer, President, and Director

Dated: January 21, 2025